SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                              AMENDMENT NO. 2 TO
                          STATEMENT ON SCHEDULE 14D-1

      Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               _________________

                               AMENDMENT NO. 4 TO
                           STATEMENT ON SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               _________________

                              PS PARTNERS V, LTD.,
                       A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)
                               _________________

                              Public Storage, Inc.
                                    (Bidder)
                               _________________

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                      NONE
                      (CUSIP Number of Class of Securities)
                               _________________

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                        701 Western Avenue, Suite 200,
                        Glendale, California 91201-2397
                                 (818) 244-8080
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                               _________________


                                  Introduction

         This statement is Amendment No. 2 to the Schedule 14D-1 which was filed by Public Storage, Inc. ("PSI") with the Securities and Exchange Commission on June 16, 1997, as previously amended by Amendment No. 1 dated July 17, 1997, with respect to the offer by PSI to purchase up to 30,000 of the limited partnership units ("Units") in PS Partners V, Ltd., a California Limited Partnership (the "Partnership") at a net cash price per Unit of $355. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated June 16, 1997 and related Letter of Transmittal.

         This statement also constitutes Amendment No. 4 to Statement on
   Schedule 13D dated June 7, 1994, as previously amended and restated by Amendment No. 1 dated July 20, 1994 and Amendment No. 2 dated November 20, 1995 and amended by Amendment No. 3 (which was the
   Schedule 14D-1 filed on June 16, 1997), filed by PSI.

         The Offer to Purchase expired on August 5, 1997 at 5:00 p.m., New York City time. At the expiration of the Offer, 13,847 Units (representing approximately 9.4% of the outstanding Units) had been tendered pursuant to the Offer.

   Item 6.     Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended as follows:

         On August 5, 1997, a wholly-owned subsidiary of PSI accepted for payment the 13,847 Units that had been validly tendered and not withdrawn pursuant to the Offer. PSI has instructed the Depository to pay for such Units in accordance with the procedures set forth in the Offer to Purchase.

         As a result of this purchase of Units, as of August 5, 1997, PSI beneficially owned 89,906 Units (approximately 60.7%) of the outstanding Units of the Partnership.

                                  SIGNATURE

            After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


   Dated:  August 14, 1997                PUBLIC STORAGE, INC.


                                          By: /S/ DAVID GOLDBERG
                                              --------------------
                                              David Goldberg
                                              Senior Vice President
                                              and General Counsel